UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT of 1934

November 15, 2022
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Pan American Silver Corp.
(Exact name of registrant as specified in its charter)

 1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6
(Address of principal executive offices)

 000-13727
(Commission File Number)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

EXHIBIT LIST

Exhibit	Description
99.1	Form 51-102F3 Material Change Report
99.2	Arrangement Agreement among Pan American Silver Corp., Agnico Eagle Mines Limited and Yamana Gold Inc. dated November 4, 2022
99.3	Form of Pan American Silver Corp. Voting and Support Agreement
99.4	Form of Yamana Gold Inc. Voting and Support Agreement

Exhibit 99.1 of this report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form S-8 (Nos. 333-180494, 333-180495, 333-206162, and 333-229795) that have been filed with the Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)

Date: November 15, 2022	By:	/s/ "Delaney Fisher"
Delaney Fisher
Senior Vice President, Associate General Counsel and Corporate Secretary